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                            July 27, 2023

       Haiping Hu
       Chief Executive Officer
       Sunrise New Energy Co., Ltd.
       Room 703, West Zone, R&D Building
       Zibo Science and Technology Industrial Entrepreneurship Park No. 69 Sanying Road
       Zhangdian District, Zibo City, Shandong Province
       The People   s Republic of China

                                                        Re: Sunrise New Energy
Co., Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed July 13, 2023
                                                            File No. 333-272386

       Dear Haiping Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. We note your revised disclosure in response to comment 4 and reissue our comment in part. Here and
throughout your filing, your disclosure should clarify that you are the primary beneficiary of
the VIE for accounting purposes.
 Haiping Hu
FirstName  LastNameHaiping
Sunrise New  Energy Co., Ltd.Hu
Comapany
July       NameSunrise New Energy Co., Ltd.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
Prospectus Summary
Our Corporate Structure, page 1

2. We note your revised disclosure in response to comment 5. Please further revise to enlarge the names of the equity holders so that each name is legible. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at
202-551-3442 with any
questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Linda Ni, Esq.